UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-38235

NaaS Technology Inc.

(Registrant’s Name)

Newlink Center, Area G, Building 7, Huitong Times Square,

No.1 Yaojiayuan South Road, Chaoyang District, Beijing, China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into Deed of Settlement

On June 4, 2025, a Deed of Settlement (the “Deed”) was entered into by and among NaaS Technology Inc. (the “Company”), LMR Multi-Strategy Master Fund Limited (“LMR”, or the “Petitioner”), and certain other parties, pursuant to which the parties have agreed to resolve disputes arising from the Company’s failure to pay obligations under a US$35 million convertible note issued on October 16, 2024, and related interest and cash consideration. Pursuant to the Deed, among other things, the Company has paid an initial repayment of US$1.5 million and will pay an aggregate amount of US$15 million in 24 monthly installments commencing from June 25, 2025. The Company also agreed to issue LMR a warrant exercisable at any time up to the 10th anniversary of the effective date of the Deed, entitling LMR to acquire no less than 10% of the Company’s issued share capital if its market capitalization reaches US$90 million, as calculated in accordance with the terms of the Deed. In consideration of the parties entering into the Deed and the full performance of each respective obligation by the Obligors under the Deed, the Petitioner has agreed to withdraw the winding-up petition (Cause No. FSD: 0086 of 2025) filed in the Cayman Court against the Company and discontinue related arbitration proceedings (HKIAC Case No.: HKIAC/A25012).

Forward Looking Statements

The information in this Form 6-K includes statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. All information provided in this Form 6-K is as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NaaS’ goals and strategies; its future business development, financial conditions and results of operations; its ability to continuously develop new technology, services and products and keep up with changes in the industries in which it operates; growth of China’s EV charging industry and EV charging service industry and NaaS’ future business development; demand for and market acceptance of NaaS’ products and services; NaaS’ ability to protect and enforce its intellectual property rights; NaaS’ ability to attract and retain qualified executives and personnel; the COVID-19 pandemic and the effects of government and other measures that have been or will be taken in connection therewith; U.S.-China trade war and its effect on NaaS’ operation, fluctuations of the RMB exchange rate, and NaaS’ ability to obtain adequate financing for its planned capital expenditure requirements; NaaS’ relationships with end-users, customers, suppliers and other business partners; competition in the industry; relevant government policies and regulations related to the industry; and fluctuations in general economic and business conditions in China and globally. Further information regarding these and other risks is included in NaaS’ filings with the SEC.

Incorporation by Reference

This current report on Form 6-K, including the exhibit hereto, is incorporated by reference into the registration statement on Form F-3 of the Company (File No. 333-273515) and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NaaS Technology Inc.

By	:	/s/ Steven Sim
Name	:	Steven Sim
Title	:	Chief Financial Officer

Date: June 10, 2025